YELLOW CORPORATION


1999 ANNUAL REPORT
technology
is



Our business is driven by relationships like never before. The relationship with the customer increasingly depends on quality of information. They depend on it to manage supply chains, to optimize inventory levels and to provide better service to their customers. Today, quality of information is as important as quality of service. The information economy is creating a remarkable window of opportunity for Yellow. We are capturing that opportunity through technology.


[picture of driver in truck]
technology is the future

2000


"Our industry is going through revolutionary change, much of it driven by technology. Technology is an enabler of people. Yellow has outstanding talent who now have the technology tools to build the most innovative and entrepreneurial company our industry has ever seen."

William D. Zollars
Chairman of the
Board, President
and Chief Executive
Officer of the
Company

[picture of William D. Zollars]
technology is value

Yellow has built a portfolio of companies serving all major segments of the transportation services market. Saia, Jevic, WestEx and Action Express meet the needs of the demanding high-growth regional markets. And Yellow Freight System is a premier service provider offering global services to customers throughout North America. From Standard Ground (TM), Definite Delivery(TM) and Exact Express(TM), to international ocean and air-Yellow does it all.

                     [Bar Chart with EPS and Revenue Trend]

                   Historical EPS                  Revenue Growth
               (Continuing Operations)         (Continuing Operations)

1996                  $ (.83)                          $2,655
1997                  $ 1.84                           $2,898
1998                  $ 1.49                           $2,901
1999                  $ 2.02                           $3,227


Earnings (loss) per share in dollars

Revenue in millions of dollars

[operating subsidiary logo's]

YELLOW             SAIA           JEVIC              WestEx         ACTION
                           TRANSPORTATION INC.                      EXPRESS
technology is service

Profitability and growth are the final link in our service profit chain. It begins with outstanding people. It builds with a comprehensive portfolio of services. And it reaches critical mass with quality service performance. Our service philosophy is built around a very simple, time-tested idea - never say "no" to the customer. Every customer has different needs. We have developed companies that provide an array of flexible, reliable and innovative solutions.



YES WE CAN.


                              Service-Profit Chain

      Build                Create                 Build External          Profit
Internal Customer      Service, Quality        Consumer Satisfaction        and
  Satisfaction            and Value                and Loyalty            Growth


Standard
Ground(tm)


Definite
Delivery(tm)


Exact
Express.
Expedited Air & Ground Delivery
Exactly when you need it.(tm)

Technology is satisfaction

Customers want peace of mind. They want to know that you will move their valuable products reliably, promptly and safely. They want on-time, damage-free delivery. Accurate and timely information is a must. And they want to know in advance if there is a problem. Do all those things right and you have a satisfied customer. They will do business with you again and again. Satisfied customers are the key to our future. We have more of them today than ever before.


Q:  How are we doing?

A: Each year, Yellow surveys more than 20,000 customers to track improvement in 17 priority performance areas.

                  [Bar Chart Depicting Customer Satisfaction]

                         Completely Satisfied Customers
             Who are likely to use Yellow and recommend to others.


                                    1st Half         2nd Half
                   1998                35%              46%
                   1999                62%              68%


                    [Woman's Face overlayed on Yellow logo]
is PEOPLE

An operations manager sets up a command center from her home when an ice storm knocks out power to half of Quebec. A dock worker always arrives early to make sure his terminal break room is clean. A city driver makes an extra trip back to his customer's dock when he notices a discrepancy on a shipping document. Teams of Yellow drivers volunteer to transport emergency supplies to Hurricane Floyd disaster victims. The ordinary people who work at Yellow routinely do extraordinary things. They always have.



YELLOW
CORPORATION


[Pictures of Yellow employees]

Performance


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                                [YELLOW ARTWORK]

[Yellow logo]

YELLOW
CORPORATION(R)
P.O. BOX 7563
Overland Park, KS 66207
www.yellowcorp.com

Printed in the U.S.A. #505

                          [YELLOW CORPORATION(R) LOGO]
--------------------------------------------------------------------------------
                               William D. Zollars

                              Chairman of the Board
                      President and Chief Executive Officer

                         william.zollars@yellowcorp.com


Dear Shareholder,

We begin the next 75 years of our history with Yellow Corporation growing and thriving. As a company, we have transformed ourselves from an internally oriented organization to a market-driven team sharply focused on the customer.

We move our customers' products on trucks, trains, ships and planes using an ever-expanding portfolio of transportation services. These services provide the most flexible, responsive and precise transportation solutions available anywhere. It is increasingly true that strong customer relationships depend on the ability to say "yes we can, "whatever the need.

IN 1999, WE:

- Introduced new value-added services and improved service quality at each of our companies.

- Saw an astounding number of customer interactions move to our website - approaching 11 million hits per month by year-end.

- Moved forward with several internet and e-commerce-related business ventures that hold great promise.

- Acquired Jevic Transportation, giving our regional group critical mass and creating a number of options to unlock shareholder value, which we are exploring.

- Demonstrated our management depth by delivering improved results during leadership transitions at WestEx, Saia and Yellow Corporation.



10990 Roe Avenue - Overland Park, KS 66211-1213 - 913.696.6101 913.696.6116 Fax

TECHNOLOGY

Our industry is in the middle of an information explosion. To be successful in this marketplace, timely accurate information must be an integral part of the service you provide. That in turn requires a sophisticated technology infrastructure. As a result, Yellow is making an unprecedented investment in technology, primarily through our Yellow Technologies subsidiary. This investment is both improving the quality of our services and the quality of the information our customers receive.

Yellow's leadership in technology also is being recognized by the outside world. In 1999, we were named to the CIO-100 by Chief Information Officer magazine for our strategic approach in using technology to "get closer to our customers." Other companies in the CIO-100 Class of 1999 were: 3M, Amazon.com, AT&T, Coca Cola, DaimlerChrysler, FedEx, Hallmark, Home Depot, IBM, Johnson & Johnson, Lucent, Microsoft, Southwest Airlines and Wal-Mart. We were particularly proud to be recognized alongside Wal-Mart, our largest customer, who is using technology to re-write the book on supply chain management. We were gratified to be named by Wal-Mart as their 1999 Carrier of the Year and are proud to be playing a role in helping them achieve their remarkable success.

THE NUMBERS

Our financial performance in 1999 was very good. We reported 1999 net income of $50.9 million, up 27 percent over the previous year. Earnings per share were $2.02, up 35.6 percent from 1998 earnings from continuing operations of $1.49.

Thanks mostly to a very solid year at Yellow Freight System and the acquisition of Jevic Transportation at mid-year, we reported record revenue of $3.2 billion.

Our net capital investment in 1999 was $149.2 million, up significantly from the $96 million we spent in 1998. The investment for 1999 excludes the $164.5 million we spent to acquire Jevic. We are optimistic about our future prospects and planned net capital investment for 2000 is approximately $177 million.

The balance sheet remains strong, even with additional borrowings during 1999 due primarily to the Jevic purchase. Our total balance sheet debt at year-end was $276 million, compared with $157 million at year-end 1998. Our balance sheet debt as a percentage of total capital stood at 40 percent at year-end 1999.


                                  - page two -

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A stock buy-back program that was launched in December 1997 was suspended in
April 1999 as a result of the then-pending Jevic acquisition and internal capital investment opportunities. The program resulted in the purchase of 3.8 million shares since its inception, for a 13 percent reduction in shares outstanding. Today, we have approximately 24.9 million shares outstanding.

NATIONAL OPERATIONS

Yellow Freight System is growing again after the 1998 speed bump associated with customer anxiety over the Teamster contract renewal. It finished the year with revenue of $2.6 billion, up from $2.5 billion in 1998. Operating income was $85.4 million, an increase of 27.7 percent over 1998 and the best bottom line performance since 1990. The 1999 operating ratio for Yellow Freight was 96.7, versus 97.3 in 1998.

The business trends were strong and accelerated steadily throughout the year. By the fourth quarter, our LTL tonnage was 6.3 percent greater than the fourth quarter of 1998. Shipments in the same quarter were running nearly 4 percent heavier than 12 months earlier. Our unit revenue expressed as revenue per shipment was 5 percent higher. These were encouraging trends that we believe bode well for the year 2000.

Yellow Freight is pursuing a vision of providing guaranteed, time-definite, defect-free, hassle-free transportation and related global services to businesses throughout North America. In 1999, Yellow Freight took a big step toward making that vision a reality by completing the rollout of a three-tier service portfolio that provides varying levels of precision and value, depending on customer need. Those services - Standard Ground, Definite Delivery and Exact Express - are proving to be just what customers want.

Standard Ground (TM) provides customers with the broadest coverage and most competitive service standards of any of our competitors.

Definite Delivery (TM), our mid-tier ground service introduced in 1999, offers customers the reassurance of 24-by-7 monitoring, proactive notification if there are problems and a money back guarantee. It is positioned to meet demand for movement of goods and materials that must arrive at destination on time.


                                 - page three -

Exact Express (TM), our premium service introduced in mid-1998, features air and ground movement for shipments that are typically high-value products or urgently needed components. It features same-day, next-day or any-day service and a 100 percent customer satisfaction guarantee that is the strongest in the industry. The guarantee has drawn attention from consumer groups and leading industry publications. If a customer is dissatisfied with any aspect of our service, we take any action necessary, including cancelling the shipping charges on the spot. However, our customers are telling us that they would rather have excel-lent service than a free shipment. And that's exactly what we're giving them. Our on-time percentage was exceptional in 1999 and the revenue run rate was slightly in excess of $80 million. Monthly shipping volume grew steadily throughout the year and into the early part of 2000. It's a service that is truly setting new standards in our industry.

If 1999 was the year of the service portfolio for Yellow Freight, the year 2000 will be the year of service quality. We will achieve new heights in all areas of service performance during 2000. It's a formula that works. We saw strong gains in revenue and profitability throughout 1999 in regions of the country where we improved our service performance. When our customers see real value, they have proven ready and willing to pay for it.

REGIONAL OPERATIONS

Our regional transportation group has reached critical mass. The combined group reported revenue of $594.5 million during 1999 and combined operating income of $27.4 million.

The major event for this business group in 1999 was our July acquisition of Jevic for approximately $200 million, including assumption of debt. Jevic has proven the worth of its unique operating model. It minimizes the use of large distribution centers and emphasizes dynamic route planning utilizing a fleet of trucks and drivers who are dispatched directly to one or a series of destinations.

For the partial year, Jevic contributed revenue of $137.9 million and operating income of $10.1 million for an operating ratio of 92.7.

Saia Motor Freight Line, our largest regional subsidiary, battled through weak business levels early in the year in the Texas and Gulf Coast regions. The business softness, coupled with increased wage and benefit expense and service issues, led to difficult first half comparisons. Business and service levels strengthened in the second half resulting in improved performance.


                                  - page four -

Saia now has measures in place that will result in improved performance going forward. Saia finished the year with revenue of $349.3 million, up from $340.1 million in 1998, and operating income of $16.8 million, down from $24.7 million a year earlier.

WestEx and Action Express continued to make progress toward meaningful profitability. Both of these regional carriers provide valuable services to their customers and we're confident that we will see real improvement in margins going forward. WestEx reported revenue of $70.9 million in 1999 and an operating ratio of 99.4. Action Express reported revenue of $36.5 million and an operating ratio of 99.6.

With its size and market potential, the time has come for full-time leadership of our regional transportation group. We recently did just that with the appointment of H.A. "Bert" Trucksess as President. Bert has served as Chief Financial Officer for Yellow Corporation since 1994 and has the experience and the talent to take this group to its next level of performance.

THE FUTURE

The pace of change in our industry continues to accelerate, pushed on by technology. We are on the leading edge of that change because Yellow has continued to reinvent itself.

The Yellow brand has always stood for quality service and quality people. That combination, coupled with technology investment, has created our ability to build sustained competitive advantage every day. And that is the key to our current and future success.

Sincerely,

/s/ William D. Zollars

William D. Zollars
Chairman of the Board,
President and Chief Executive Officer
Yellow Corporation


                                  - page five -

Yellow Corporation
family of operating companies

NATIONAL/INTERNATIONAL


[YELLOW LOGO]

SERVICES:                               PROFILE:                                1999 PERFORMANCE:
-Standard Ground(TM)                    -23,400 Employees                       -Revenue: $2.6 billion
-Definite Delivery(TM)                  -381 Terminals                          -Operating Income: $85.4 million
-Exact Express(TM)                      -300,000 Customers                      -Operating Ratio: 96.7
-Nafta cross border                     -8,600 Tractors                         -Tonnage: 8.4 million
-Heavyload/Truckload                    -36,000 Trailers                        -Shipments: 14.3 million
-Chemical                               -Headquarters: Overland Park, KS        -Rev./cwt: $15.64
-Exhibit                                                                        -Capital Investment: $76.9 million



[YCS INTERNATIONAL LOGO]

SERVICES:                               PROFILE:                                1999 PERFORMANCE:
-Air & Ocean/Import & Export            -74 Employees                           -Revenue: $16.1 million
-Freight Forwarding                     -Branch offices: 9                      -Shipments: 22,100
-NVOCC - Globe.Com Lines                -Airports served: LAX, JFK, MIA,
-Customs Brokerage                        ORD, IAH
-Assembly                               -Locations Served: Global
-Distribution                           -Global Partners: 24
                                        -Global Offices: 175
                                        -Headquarters: Overland Park, KS

--------------------------------------------------------------------------------
REGIONAL


[SAIA LOGO]

SERVICES:                               PROFILE:                                1999 PERFORMANCE:
-Regional LTL in 12 southern states     -4,800 employees                        -Revenue: $349.3 million
-Overnight/2nd Day                      -76 Terminals                           -Operating Income: $16.8 million
-Saia Guaranteed Select(TM)             -98,000 Customers                       -Operating Ratio: 95.2
-Truckload                              -1,950 Tractors                         -Tonnage: 2.3 million
-Mexico                                 -5,950 Trailers                         -Shipments: 3.2 million
-Caribbean                              -Headquarters: Atlanta, GA              -Rev./cwt: $7.53
-Inter-regional with WestEx & Action                                            -Capital Investment: $31.1 million



[JEVIC TRANSPORTATION INC.]

SERVICES:                               PROFILE:                                1999 PERFORMANCE*:
-Multi-regional LTL/TL                  -2,600 employees                        -Revenue: $277.1 million
-Breakbulk Free LTL                     -9 Terminals                            -Operating Income: $20.6 million
-100% Guaranteed service                -10,000 Customers                       -Operating Ratio: 92.6
-Canadian cross border                  -1,300 Tractors                         -Tonnage: 2.4 million
-Heated trailer                         -2,400 Trailers                         -Shipments: 900,000
-Satellite tracing                      -Headquarters: Delanco, NJ              -Rev./cwt: $5.89
-Inter-regional with WestEx                                                     -Capital Investment: $40.0 million
                                                                                * Full year results. Jevic was acquired by Yellow
                                                                                on July 9, 1999.



[WESTEX LOGO]

SERVICES:                               PROFILE:                                1999 PERFORMANCE:
-Regional LTL in California &           -1,000 employees                        -Revenue: $70.9 million
 Southwest                              -27 Terminals                           -Operating Income: $400,000
-Overnight/2nd Day                      -8,000 Customers                        -Operating Ratio: 99.4
-Guaranteed Expedited                   -450 Tractors                           -Tonnage: 400,000
-Maquiladora service                    -1,450 Trailers                         -Shipments: 700,000
 Tijuana to Juarez                      -Headquarters: Phoenix, AZ              -Rev./cwt: $8.84
-LTL to Mexico interior                                                         -Capital Investment: $5.5 million
-Inter-regional with Saia, Action &
 Jevic



[ACTION EXPRESS LOGO]

SERVICES:                               PROFILE:                                1999 PERFORMANCE:
-Regional LTL in Pacific NW &           -400 employees                          -Revenue: $36.5 million
 Rocky Mtns.                            -16 Terminals                           -Operating Income: $100,000
-Overnight/2nd Day                      -4,200 Customers                        -Operating Ratio: 99.6
-Inter-regional with WestEx & Saia      -200 Tractors                           -Tonnage: 200,000
                                        -500 Trailers                           -Shipments: 400,000
                                        -Headquarters: Boise, ID                -Rev./cwt: $7.81
                                                                                -Capital Investment: $2.4 million

                                 [MAP OF U.S.A.]


Action Express

WestEx

Yellow Freight System

Jevic Transportation, Inc.

SAIA

                          [YELLOW CORPORATION (R) LOGO]

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                             RESULTS OF OPERATIONS


1999 vs.  1998
 Operating revenue for Yellow Corporation (the company) totaled $3.2 billion in 1999 an 11.2 percent increase over 1998 revenue of $2.9 billion. Operating income for the year was $107.5 million, an increase of 28.9 percent over 1998 operating income of $83.4 million. Income from continuing operations in 1999 was $50.9 million or $2.02 per share (diluted) compared to income from continuing operations of $40.1 million or $1.49 per share (diluted) in 1998.
 Yellow Freight's 1999 operating income was $85.4 million, a 27.7 percent increase over 1998 operating income of $66.9 million. Operating revenue was $2.6 billion for 1999, up 4.8 percent from $2.5 billion in 1998. The 1999 operating ratio was 96.7 compared to 97.3 in 1998.
 The increase in 1999 revenue was a net result of higher prices, mix changes and volume increases. Yellow Freight had year over year increases in LTL tonnage of
2.4 percent and LTL shipments of 2.1 percent, as well as a 3.2 percent increase in LTL revenue per ton. Yellow Freight benefited from a general rate increase averaging 5.5 percent that went into effect on September 1, 1999 on approximately half of the revenue base not covered by term contracts. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Performance in 1998 was adversely impacted by the loss of business due to customer concerns over the possibility of a work stoppage in connection with negotiations on a new National Master Freight Agreement with the International Brotherhood of Teamsters. A contract was ratified on April 7, 1998.
 Yellow Freight's cost per ton increased 3.2 percent in 1999 due to cost increases in salaries, wages and benefits, fuel costs and purchased transportation that were partially offset by increased volume and decreased maintenance related costs and depreciation expense. Yellow Freight's salary, wages and employee benefits as a percentage of revenue increased due to scheduled wage and benefit increases and higher levels of incentive compensation for Yellow Freight employees. Yellow Freight's claims and insurance expense decreased slightly from the prior year, despite the increase in shipments and an increase in total miles of 1.4 percent. Yellow Freight maintained the use of rail transportation at 27.3 percent in 1999 unchanged from 1998. However, rail cost increases as well as other purchased transportation service contributed to an overall increase in purchased transportation expense. Diesel fuel prices rose in 1999, however Yellow Freight's fuel-hedging program substantially offset this cost increase.
 Saia Motor Freight Line, Inc. (Saia) had operating income of $16.8 million in 1999 compared to $24.7 in 1998. Saia's revenue grew 2.7 percent in 1999 to $349.3 million compared to $340.1 million in 1998. Saia's 1999 performance was below 1998 levels due to softer revenue for the early part of 1999 in Texas and Gulf Coast regions with economies tied to the petroleum industry. Tonnage increased 1.7 percent and revenue per ton increased less than one percent. However, revenue and tonnage trends improved during the last quarter of 1999 due in part to company initiatives to significantly improve service levels. Saia also experienced increased wage and benefit expense resulting in an operating ratio of 95.2 in 1999 compared to 92.7 in 1998.
 Saia's cost per ton increased 3.5 percent due primarily to cost increases in salaries, wages and benefits. Depreciation increased due to the addition of revenue equipment in 1998 and 1999. Increased purchase transportation and rentals during 1999 allowed Saia to manage temporary surges in business levels. These increases were partially offset by favorable insurance claims expense compared to the prior year. A fuel surcharge was also reactivated at mid-year 1999 in order to offset rising diesel fuel prices. Saia initiated a 4.5 percent general rate increase on October 1, 1999 on its non-contract customers.
 Jevic Transportation, Inc. (Jevic) was acquired on July 9, 1999 and is operated as a separate subsidiary of the company. Jevic is a fully integrated regional and inter-regional LTL and partial TL carrier. Jevic's operating system combines the high revenue yield characteristics of LTL carriers with the operating flexibility and low fixed costs of TL carriers. Jevic is headquartered in the Philadelphia Metropolitan area. Jevic reported operating income of $10.1 million and revenue of $137.9 million resulting in an operating ratio of 92.7 for the partial year 1999. Operating results for 1999 reflect only contributions since the July 9 acquisition date.
 On a full year-to-year basis, Jevic's revenue increased 22.6 percent in 1999 and Jevic's tonnage increased 18.7 percent. Jevic's revenue per ton increased
3.1 percent in 1999 and cost per ton increased 3.2 percent. Jevic initiated a price increase of 5.7 percent on November 15, 1999.
 WestEx, Inc. (WestEx) reported improved operating income of $0.4 million in 1999 compared to an operating loss of $1.2 million in 1998. WestEx had 1999 revenue of $70.9 million, up 9.2 percent from 1998 revenue of $64.9 million. Tonnage increased 5.6 percent, revenue per ton increased 3.7 percent and cost per ton increased 1.0 percent. Salaries, wages and benefits decreased as a percentage of revenue from 58.5 per-





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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                                    CONTINUED

cent of revenue in 1998 to 55.4 percent in 1999 due to mix changes and improved efficiencies. WestEx had an operating ratio of 99.4 in 1999 compared to an operating ratio of 101.8 in 1998. WestEx initiated a general price increase of
5.5 percent on September 13, 1999.
 Action Express, Inc. (Action Express) was acquired on December 1, 1998. Action Express reported 1999 operating income of $0.1 million and revenue of $36.5 million, which resulted in an operating ratio of 99.6.
 Corporate and other business development expenses were $5.3 million in 1999 compared to $7.0 million in 1998. Non-operating expenses were $18.2 million in 1999 compared to $13.8 million in 1998. The increase in non-operating expenses is primarily the result of increased financing costs associated with the Jevic acquisition. The effective tax rate was 43.0 percent in 1999 compared to 42.4 in 1998. The increase in effective rate is attributable to increased nondeductible expenses, including goodwill amortization associated with the Jevic acquisition. The notes to the consolidated financial statements provide an analysis of the income tax provision and the effective tax rate.

1998 vs. 1997
 Operating revenue for the company totaled $2.9 billion in 1998, relatively unchanged from 1997. Operating income for the year was $83.4 million, down from $98.7 million in 1997. Income from continuing operations was $40.1 million or $1.49 per share (diluted) in 1998,compared to $52.7 million or $1.84 per share (diluted) in 1997.
 Yellow Freight's 1998 operating income of $66.9 million was lower than 1997 operating income of $82.7 million. Operating revenue was $2.49 billion for 1998, down 1.8 percent from $2.54 billion for 1997. The 1998 operating ratio was
97.3 compared with 96.7 in 1997. Performance during 1998 was adversely impacted by the loss of business in late 1997 and early 1998 due to customer concerns over the possibility of a work stoppage in connection with negotiations on a new National Master Freight Agreement (NMFA) with the International Brotherhood of Teamsters (IBT). The NMFA negotiation resulted in a tentative contract with the IBT in February which was then ratified on April 7, 1998. The new five-year agreement greatly minimized customer concerns over job actions and provides the company reasonable economic terms over this period.
  The decrease in revenue resulted from tonnage declines of 3.6 percent partially offset by a 1.7 percent increase in revenue per ton The tonnage decline resulted from the freight diversion associated with the IBT labor negotiations. Following the first quarter declines and adjusted for individual customer mix issues, tonnage generally improved in the second through fourth quarters. The increase in revenue per ton was the net result of higher prices, mix changes and partially offset by a decline in fuel surcharge revenue. On October 1, 1998 Yellow Freight implemented increases averaging 5.5 percent for those customers that did not have annual contracts. In addition, price increases were negotiated during the year with contractual customers. Fuel surcharge revenue was immaterial in 1998 as fuel prices decreased below the surcharge index levels.
  Yellow Freight's cost per ton increased 2.7 percent due to cost increases and unfavorable economies of scale resulting from the tonnage declines. Given the volume declines, management believes costs per ton would have increased by an even greater percentage but for cost efficiency and productivity improvements from both new initiatives as well as run rate benefits from prior year programs.
  Yellow Freight salary, wages and employee benefits as a percentage of revenue declined slightly in 1998 due to volume declines and wage and benefit increases. Increased use of rail transportation from 26.9 percent to 27.3 percent contributed to an increase in purchased transportation expense as well as decreases in depreciation and other expenses between years. Despite an improvement in overall accident frequency, 1998 insurance and claim expenses increased due to a higher number of severe losses in the third quarter. While fuel prices were lower for most of 1998 compared to the prior year, Yellow Freight's fuel-hedging program partially offset the product cost savings as fuel prices reached unprecedented lows.
  Saia continued its growth with 1998 operating income of $24.7 million, up from $19.6 million in 1997. This was accomplished with a combination of strong revenue growth and progress on cost control. Saia's 1998 operating ratio was
92.7 compared to 93.7 in 1997. Tonnage increased 5.7 percent and revenue per ton increased 3.3 percent, while cost per ton was up only 2.3 percent. Revenue for 1998 was $340.1 million up 9.3 percent from $311.2 million in 1997. Business levels were up as Saia was successful in building density in the 11-state coverage area provided to its customers.
  Throughout 1998, Saia focused on yield improvement and the continued shift to higher yielding less than truckload (LTL) business. Saia initiated a 5.7 percent general rate increase in September 1998 and also raised prices on contractual customers in varying amounts during the year. Fuel surcharge revenue declined in 1998. Salary, wages and benefits were up over 1997 due to an increase of approximately 350 employees resulting from higher tonnage and approximately 3.5 percent increase in wage rates. Operating expense increases were consistent with tonnage increases in 1998. While fuel prices






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decreased in 1998, Saia's fuel-hedge program partially offset these favorable prices in 1998. Depreciation increased due to the addition of revenue equipment placed in service in late 1997 and approximately 340 tractors and 900 trailers placed in service in 1998. Increased purchased transportation and rentals during 1998 allowed Saia to manage temporary surges in business.
 WestEx continued its rapid growth in 1998, reporting revenue of $64.9 million, up 32.4 percent from $49.0 million in 1997. WestEx reported an operating loss of $1.2 million for 1998 compared to $0.8 million operating loss in 1997. Tonnage increased 25.2 percent and revenue per ton increased 5.3 percent in 1998. A general rate increase of 5.2 percent and a yield improvement program significantly impacted revenues. Salaries, wages and employee benefit increases in excess of tonnage increases burdened operating expenses in 1998. Purchased transportation increases in 1998 were offset by reductions in other operating expenses. WestEx reported positive operating income for the second half of 1998.
 Action Express operates as a separate Pacific Northwest and Rocky Mountain subsidiary. The company's consolidated financial statements include Action's results after its December 1, 1998 acquisition date, which were not material.
 Corporate expenses included a $2.3 million fourth quarter non-recurring expense for an acquisition evaluation that was terminated. Corporate earnings benefited from a 13.7 percent reduction in interest expense to $11.7 million in 1998, down from $13.5 million in 1997. Other non-operating expense increased in 1998 versus 1997 due primarily to gains on the sale of real estate recorded in 1997. Earnings per share from continuing operations benefited from the company's stock buy back programs which reduced total shares outstanding at December 31, 1998 by approximately 10 percent or 2.9 million shares.

DISCONTINUED OPERATIONS
 In the second quarter 1998, the company sold Preston Trucking Company, Inc. (Preston Trucking) its northeast regional LTL segment to a management group of three senior officers of Preston Trucking. The sale resulted in a charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million, which has been disclosed as discontinued operations in the consolidated statement of operations. The divestiture of Preston Trucking did not have any significant impact on consolidated operating results or liquidity. No interest charges have been allocated to discontinued operations and the company does not anticipate any material change in the loss on disposal of the discontinued operations. The loss from operation of Preston Trucking in 1997 was $.3 million, net of tax expense of $.6 million.
 After giving effect to discontinued operations, the company recorded a net loss for 1998 of $28.7 million or $1.06 per share (diluted), versus net income of $52.4 million, or $1.83 per share (diluted) in 1997.

1997 vs. 1996
 Operating revenue for the company totaled $2.9 billion in 1997, up 9.0 percent from $2.65 billion in 1996. Income from continuing operations for the year was $52.7 million in 1997, compared to 1996 income from continuing operation of $5.1 million excluding a special charge. The fourth quarter 1996 special charge pertained to restructuring of the company's Yellow Freight subsidiary and was $46.1 million before income taxes ($28.3 million after income taxes). Net income for 1997 was $52.4 million, or $1.83 earnings per share (diluted), versus 1996 net loss of $27.2 million or $.97 per share (diluted).
 Improved profitability resulted primarily from improved pricing, stronger volumes and aggressive cost reduction and productivity strategies, primarily at Yellow Freight. Yellow Freight achieved $145 million in cost savings in 1997 from programs implemented in 1996 and 1997.
 Yellow Freight's 1997 operating income rose to $82.7 million, more than double the 1996 operating income of $36.1 million, before the special charge. Revenue for 1997 was $2.54 billion, up 7.7 percent from $2.36 billion in 1996. The 1997 operating ratio for Yellow Freight was 96.7 compared with 98.5 in 1996, excluding the special charge.
 Yellow Freight tonnage and shipments per day during 1997 were up 4.3 percent and 9.7 percent respectively. During the third quarter revenue benefited from a two week Teamsters strike against UPS which caused a surge in high cost, smaller shipments. During the fourth quarter, revenue weakened somewhat, due in large part to freight diversion resulting from concerns of some shippers over Yellow Freight's ongoing contract talks with the Teamsters, and the possibility of a strike when the contract was scheduled to expire, March 31, 1998. The Teamsters ratified a five-year contract in April 1998.
 During 1997, Yellow Freight revenue per ton was up 4.2 percent due to an improved pricing environment. Cost per ton was up only 2.1 percent as cost reduction, productivity and asset utilization strategies were material factors in offsetting a 3.8 percent (approximately $44 million) increase in Teamster wages and benefits effective April 1, 1997.
 The 4.2 percent increase in revenue per ton from individually negotiated price increases with contractual customers as well as by general rate increases, which apply to customers without contracts, averaging 5.2 percent in January 1997 and





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                                       3

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                                    CONTINUED


4.9 percent in October 1997. In addition Yellow Freight maintained a separate fuel surcharge program.

 Yellow Freight achieved $145 million in net savings in 1997 from programs implemented in 1996 and 1997, compared to reductions of $75 million achieved in 1996. These reductions resulted from continuation of programs implemented in 1996 that included productivity and efficiency gains through best practices and increased use of technology, lower personnel complement, centralized purchasing benefits and other programs. In addition Yellow Freight implemented a change of operations in April 1997, which enabled an increase in the use of rail transportation from 18 percent to 27 percent of over-the-road-miles. The increased use of rail lowered operating expenses and improved the company's asset utilization and return on capital. The company is now able to operate with fewer linehaul tractors. Operating results in 1997 include $5.6 million of costs to implement the change in operations.
 Yellow Freight salary, wages and employee benefits improved as a percentage of revenue, despite the scheduled union wage increase, as a result of cost reduction initiatives and increased use of rail transportation. Increased use of rail drove the increase in purchased transportation and contributed to the decline in depreciation and other expenses between years. The average age of owned linehaul units slightly decreased but the average age of city units slightly increased. Favorable accident experience contributed to the decline in claims and insurance. A rise in cargo loss and damage somewhat offset the favorable impact. Fuel prices generally declined as did fuel surcharge revenue.
 Saia continued its strong growth with 1997 operating income of $19.6 million, up from $10.8 million in 1996. Saia continued to build lane density in 1997. Revenue for 1997 was $311.2 million, up 17.7 percent from $264.3 million in 1996. Total tonnage increased 10.6 percent while revenue per ton improved 6.5 percent.
 Saia's operating ratio for 1997 was 93.7, compared with 95.9 in 1996. Tonnage increased 10.6 percent and cost per ton increased 4.0 percent. Saia achieved a 9 percent improvement in pick-up and delivery productivity that helped offset higher wage rates. An improved safety program, better accident record and cargo claims prevention program held claims and insurance costs down. Purchased transportation and rentals provided additional capacity to manage business volume surges.
 WestEx continued its rapid growth during 1997, reporting revenue of $49.0 million, up 48.6 percent from $33.0 million in 1996. WestEx reported a $0.8 million operating loss for the year.
 Corporate earnings also benefited from lower non-operating expenses. Long-term debt at year-end 1997 was $163.1 million, a reduction from $192.5 million at year-end 1996 and $341.6 million at year-end 1995. Debt reduction programs since year-end 1995 resulted in a reduction in interest expense of $7.5 million between 1996 and 1997. Additionally, other non-operating items, primarily gains on sales of real estate, contributed to favorable variances of $3.0 million in the fourth quarter and $3.7 million year-to-date.

DISCONTINUED OPERATIONS
 Preston Trucking reported 1997 operating income of $0.1 million, compared with a $5.8 million operating loss in 1996. Net loss from discontinued operations was $0.3 million or $.01 loss per share (diluted) in 1997 compared to a net loss from discontinued operations of $3.9 million or $.14 loss per share (diluted) in 1996.

FINANCIAL CONDITION
 The company's liquidity needs arise primarily from capital investment in new equipment, land and structures and information technology, as well as funding working capital requirements.
 To ensure short-term and longer-term liquidity, the company maintains capacity under a bank credit agreement and an asset backed securitization (ABS) agreement involving Yellow Freight's accounts receivable. At December 31, 1999, the company had borrowings of $100 million against the $300 million bank credit agreement, which expires in September 2001. This facility is also used to provide letters of credit. Approximately $120.5 million remained available under this agreement at year-end 1999 versus $251 million available at year-end 1998. The decrease in availability is a result of the Jevic acquisition discussed below.
 Capacity of $40 million remained available under the ABS agreement at year-end 1999 versus $107 million available at year-end 1998. Access to the ABS facility, however, is dependent on the company having adequate eligible receivables, as defined under the agreement, available for sale subject to a maximum facility limit of $175 million. The agreement permits the sale of accounts receivable to a wholly owned special purpose corporation which in turn sells an undivided interest to a third party affiliate of a bank. Funds raised by this method are less expensive to the company than issuing commercial paper. Finally, the company also expects to continue to have access to the commercial paper market and to short-term unsecured bank credit lines.
 Working capital decreased from a negative $42 million at year-end 1998 to a negative $83 million at year-end 1999. Borrowings under the ABS facility were increased by $92 million in 1999. The company can operate with negative working capital because of the quick turnover of its accounts receivable and its ready access to sources of short-term liquidity.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



 Projected net capital expenditures for 2000 are $177 million, a decrease over 1999 capital expenditures of $314 million. 1999 capital expenditures include $165 million for the acquisition of Jevic. Net capital for both periods pertains primarily to replacement of revenue equipment at all subsidiaries, growth capital at Jevic, Saia, WestEx and Action Express and additional investments in information technology. In 2000, additional capital expenditures are planned for land and structures. Net capital expenditures in 1998 totaled $96 million an increase from $80 million in 1997. Actual and projected net capital expenditures are summarized below (in millions):

                                                           Actual
                         Projected          -----------------------------------
                              2000           1999           1998           1997
===============================================================================
Land and structures:
 Additions                   $  34          $  16          $  10          $  11
 Sales                         (33)            (6)            (9)           (25)
Revenue equipment              126             97             60             75
Technology and other            50             42             35             19
Jevic acquisition               --            165             --             --
-------------------------------------------------------------------------------
Total                        $ 177          $ 314          $  96          $  80
-------------------------------------------------------------------------------


 On July 9, 1999 the company completed a cash tender offer for all of the common stock of Jevic Transportation, Inc. at $14 share. The aggregate purchase price of the stock, including vested stock options and transaction costs, was approximately $160.8 million, net of anticipated tax benefits relating to the cost of the stock options. Including the assumption of debt, the total transaction cost was approximately $200 million. The acquisition was financed under the company's existing $300 million credit facility and the company's ABS agreement.
 In December 1998, the company acquired Action Express, a regional LTL company that operates primarily in the Northwest. The consolidated financial statements include the results of operations of Jevic and Action Express from their acquisition dates. The Action acquisition was not material to the consolidated financial statements.
 At year-end 1999 total debt was $276 million compared to $157 million at year-end 1998. This increase of $119 million was primarily the result of the Jevic acquisition.
 These facilities provide adequate capacity to fund working capital and capital expenditures requirements.
 Management believes its current financial condition and access to capital is adequate for current operations including anticipated expenditures as well as future growth opportunities.

OTHER
 The company provides a "pay for performance" incentive compensation plan that rewards employees based on financial goals of operating income and return on capital goals as well as personal goals. Consolidated results include pay for performance accruals for nonunion employees of $33.1 million, $8.8 million and $25.9 million, in 1999, 1998 and 1997 respectively.
 Another component of pay for performance is the company's stock option programs which are discussed on page 20 of the notes to the consolidated financial statements.
 Yellow Corporation Board of Directors have authorized three programs to repurchase shares of the Company's outstanding common stock with an aggregate purchase price of up to $25 million for each program resulting in total purchases of $70.3 million through December 31, 1999. During 1999 the company purchased 855,500 additional treasury shares. Through December 31, 1999, approximately 3.8 million shares had been repurchased at an average price of $18.60 per share. The company suspended its stock repurchase program in April 1999 as a result of the Jevic acquisition and internal investment opportunities.

YEAR 2000
 The company began its Year 2000 project in 1995 with original estimates for remediation costs of approximately $17.5 million. The final cost of remediation was approximately $15.8 million, which represents approximately 6 percent of its information technology budget over the project period. The company was able to implement process modifications that provided greater efficiency and flexibility in remediating code while working around the system needs of the business.
 The early start coupled with the efficient process allowed the company to keep pace with demand for new IT development. There were no significant projects deferred as a result of the Year 2000 remediation effort.






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                                       5

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

                                    CONTINUED


 As a result of these efforts, the transition from 1999 to 2000 proved to be uneventful. The company has not identified any unusual business trends relative to the transition to Year 2000.
 The company expensed modification costs of $1.9 million for the year ended December 31, 1999 compared to $5.9 million for the year ended December 31, 1998.

MARKET RISK
 The company is exposed to a variety of market risks, including the effects of interest rates, fuel prices and foreign currency exchange rates. To ensure adequate funding through seasonal business cycles and minimize overall borrowing costs, the company utilizes a variety of both fixed rate and variable rate financial instruments with varying maturities. At December 31, 1999, approximately 64 percent of the company's long-term financing including ABS is at variable rates with the balance at fixed rates. The company acquired interest rate swaps on a portion of debt assumed in the Jevic acquisition. The company has not entered into any additional interest rate swaps subsequent to this transaction. The interest rate swaps hedge a portion of the company's exposure to variable interest rates. The detail of the company's debt structure, including off balance sheet financial instruments is more fully described on page 17 of the notes to financial statements.
 The company uses swaps and options as hedges in order to manage a portion of its exposure to variable diesel prices. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreement. The swap transactions are generally based on the price of heating oil. Based on historical information, the company believes the correlation between the market prices of diesel fuel and heating oil is highly effective. The company's fuel hedges are discussed in more detail on page 15 of the notes to the financial statements.
 The company's revenues and operating expenses, assets and liabilities of its Canadian and Mexican subsidiaries are denominated in foreign currencies, thereby creating exposures to changes in exchange rates, however the risks related to foreign currency exchange rates are not material to the company's consolidated financial position or results of operations.
 The table below provides information about the company's fixed rate financial instruments as of December 31, 1999 and 1998. The table presents principal cash flows (in millions) and related weighted average interest rates by contractual maturity dates. Medium-term notes included in fixed rate debt maturing within one year, and intended to be refinanced are classified as long-term in the consolidated balance sheet. For interest rate swaps the table presents notional amounts and weighted average interest rates by contractual maturity. Weighted average variable rates are based on LIBOR rate as of December 31, 1999.


                                                                                                        December 31
                                                                                             -----------------------------------
                                                    Expected Maturity Date                       1999                1998
                                     ------------------------------------------------------------------------  -----------------
                                      2000     2001      2002     2003     2004  Thereafter  Total Fair Value  Total  Fair Value
================================================================================================================================
Fixed Rate Debt                       $ 28.9   $  7.4    $22.3   $19.5    $16.2    $53.1     $147.4   $147.5    $141.7   $151.6
Average Interest Rate                   6.75%    8.24%    7.35%   6.29%    6.62%    6.97%
Variable Rate Debt                    $  1.4   $101.5    $ 5.8   $ 5.1    $ 0.2    $15.0     $129.0   $129.0    $ 15.4   $ 15.4
Average Interest Rate                   6.54%    6.66%    6.48%   4.32%    7.60%    5.90%
Off Balance Sheet -
 Asset Backed Securitization          $135.0                                                 $135.0   $135.0    $ 43.0   $ 43.0
 Effective Interest Rate                6.22%
Interest Rate Derivatives:
Variable To Fixed:
Notional Amount                       $  1.4   $  1.5    $ 5.8   $ 0.1    $ 0.2    $ 4.7     $ 13.7   $ 13.6    $   --   $   --
Average Pay Rate (Fixed)                5.81%    5.81%    5.70%   7.65%    7.65%    7.65%
Average Receive Rate (Variable)         6.54%    6.54%    6.48%   7.60%    7.60%    7.60%





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                                       6

-------------------------------------------------------------------------------




 The following table provides information about the company's diesel fuel hedging instruments that are sensitive to changes in commodity prices. The table presents notional amounts in gallons and the weighted average contract price by contractual maturity date as of December 31, 1999 and comparative totals as of December 31,1998. The company maintained fuel inventories for use in normal operations at December 31, 1999 and 1998, which were not material to the company's financial position and represented no significant market exposure.

                                        Contractual
                                          Maturity    December 31, 1999        December 31, 1998
                                       ---------------------------------   ------------------------
                                           2000      Total    Fair Value      Total      Fair Value
===================================================================================================
Heating Oil Swaps:
Gallons (in thousands)                     38,600    38,600   $  6,286        158,800    $ (13,505)
Weighted Average Price per Gallon        $  .4578  $  .4578                $    .4649

Diesel Fuel Fixed Purchase Contracts:
Gallons (in thousands)                      2,126     2,126   $    448          5,040    $    (558)
Weighted Average Price per Gallon        $  .4820  $  .4820                $    .5170

OUTLOOK
 The company is positioned for achieving profitable revenue growth at Yellow Freight as well as the regional group of companies. All of the company's subsidiaries are focused on expanding their portfolio of transportation services. Yellow Freight's introduction of Definite Delivery, its mid-tier time-definite ground service in 1999 and Exact Express, its premium tier time-definite expedited air service in 1998 are examples of the value added services our customers have demanded. All of the company's subsidiaries continue to improve their productivity levels through implementation of best practices and investments in technology.
 The company will continue to make significant investments in technology. Timely and accurate information is essential to improve service quality and meet increasing customer expectations for access to real-time information. The ability to deliver new transportation services and improve the quality of those services will be key to the successful transportation companies of the future.
 The 1999 acquisition of Jevic has brought the regional transportation group to a critical mass, creating a number of options to unlock shareholder value, which the company will be evaluating. We are creating a management structure for our regional transportation group to ensure the regional group is well-focused on long-term strategies as well as shorter-term revenue and profit improvement.
 In addition to the current subsidiaries and businesses, the company will also evaluate opportunities to grow earnings through e-commerce and the Internet as well as through future acquisitions. Management believes the company's balance sheet and access to capital provide it the flexibility to reinvest in businesses as well as new business opportunities with attractive growth prospects.

FORWARD LOOKING STATEMENTS
 Statements contained in, and preceding management's discussion and analysis that are not purely historical are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, competitor pricing activity, expense volatility and a downturn in general economic activity.






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                                       7

--------------------------------------------------------------------------------

                               FINANCIAL SUMMARY

                      Yellow Corporation and Subsidiaries

                   AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA


                                                1999            1998            1997            1996            1995
====================================================================================================================================
FOR THE YEAR:                                      (a)             (b)                             (c)
Operating revenue                          $ 3,226,847     $ 2,900,577     $ 2,898,414     $ 2,654,991     $ 2,645,184
Income (loss) from operations                  107,506          83,396          98,677          (7,749)        (15,710)
Depreciation and amortization                  110,310         103,856         108,225         118,749         123,636
Interest expense                                15,303          11,685          13,546          21,036          23,395
Income (loss) from continuing operations        50,915          40,077          52,740         (23,240)        (26,538)
Net income (loss) including
 discontinued operations                        50,915         (28,669)         52,435         (27,180)        (30,122)
Net cash from operating activities             250,036         154,575         119,984         190,652          41,771
Capital expenditures, net                      313,692          95,633          79,566          43,165         120,609

AT YEAR END:
Net property and equipment                     866,772         702,802         692,159         715,769         815,617
Total assets                                 1,325,583       1,105,685       1,270,812       1,227,807       1,434,897
Total debt                                     276,407         157,065         165,705         196,153         353,573
Treasury stock                                 (87,975)        (73,151)        (27,006)        (17,620)        (17,620)
Shareholders' equity                           409,380         371,252         445,851         395,700         422,677

MEASUREMENTS:
Diluted per share data:
Income (loss) from continuing operations          2.02            1.49            1.84            (.83)           (.94)
Net income (loss) including
 discontinued operations                          2.02           (1.06)           1.83            (.97)          (1.07)

Cash dividends per share                          --              --              --              --               .47

Shareholders' equity per share                   16.37           13.90           15.77           14.08           15.04

Debt to capital ratio                               40%             30%             27%             33%             46%

Return on average shareholders' equity -
 continuing operations                            13.0%            9.8%           12.5%           (5.7)%          (6.0)%

Market price range:
High                                            19 5/8          29 7/8          34 1/8          16 3/8          24 3/8
Low                                             14 3/8         9 11/16          14 1/8          10 1/4          11 7/8

Average number of employees                     31,200          29,700          29,000          29,000          28,900



(a) In July 1999, the company acquired Jevic Transportation, Inc. The results of operations include Jevic from the acquisition date.

(b) In 1998, the company sold Preston Trucking Company, Inc. All selected financial data have been restated to disclose Preston Trucking as discontinued operations.

(c) 1996 results include a special charge of $28.3 million after taxes resulting from the write down of certain nonoperating real estate and computer software assets, an early retirement program, the reduction of a company car program and other organizational design impacts, primarily severance.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS

         Yellow Corporation and Subsidiaries December 31, 1999 and 1998

                   AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA


                                                 1999            1998
================================================================================
ASSETS

CURRENT ASSETS:
Cash                                        $    22,581    $    25,522
Accounts receivable, less allowances
 of $15,661 and $14,162                         265,302        272,436
Fuel and operating supplies                      16,563          8,966
Prepaid expenses                                 47,446         67,691
--------------------------------------------------------------------------------
Total current assets                            351,892        374,615
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT:
Land                                            111,859        103,720
Structures                                      574,755        541,777
Revenue equipment                             1,078,517        949,695
Technology equipment and software               184,385        171,142
Other                                           143,954        130,695
--------------------------------------------------------------------------------
                                              2,093,470      1,897,029
Less - Accumulated depreciation               1,226,698      1,194,227
--------------------------------------------------------------------------------
Net property and equipment                      866,772        702,802
--------------------------------------------------------------------------------

Goodwill                                         96,383         19,229
Other assets                                     10,536          9,039
--------------------------------------------------------------------------------
Total assets                                $ 1,325,583    $ 1,105,685
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Checks outstanding                          $    67,912    $    79,603
Accounts payable                                 67,265         68,041
Wages, vacations, and employees' benefits       172,471        119,347
Deferred income taxes                             2,703         36,759
Claims and insurance accruals                    69,651         69,016
Other current and accrued liabilities            52,415         43,352
Current maturities of long-term debt              2,392             77
--------------------------------------------------------------------------------
Total current liabilities                       434,809        416,195
--------------------------------------------------------------------------------

OTHER LIABILITIES:
Long-term debt                                  274,015        156,988
Deferred income taxes                            79,005         18,433
Claims, insurance and other                     128,374        142,817
--------------------------------------------------------------------------------
Total other liabilities                         481,394        318,238
--------------------------------------------------------------------------------

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Series A $10 Preferred stock,
 $1 par value-authorized 750 shares                --             --
Preferred stock, $1 par
 value-authorized 4,250 shares                     --             --
Common stock, $1 par
 value-authorized 120,000 shares,
 issued 29,437 and 29,356 shares                 29,437         29,356
Capital surplus                                  16,063         14,948
Retained earnings                               454,177        403,262
Accumulated other comprehensive income           (2,322)        (3,163)
Treasury stock, at cost
 (4,533 and 3,678 shares)                       (87,975)       (73,151)
--------------------------------------------------------------------------------
Total shareholders' equity                      409,380        371,252
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity  $ 1,325,583    $ 1,105,685
--------------------------------------------------------------------------------

               The notes to consolidated financial statements are
                   an integral part of these balance sheets.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     STATEMENTS OF CONSOLIDATED OPERATIONS

      Yellow Corporation and Subsidiaries for the years ended December 31

                   AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA


                                                1999            1998          1997
=======================================================================================
OPERATING REVENUE                           $ 3,226,847    $ 2,900,577    $ 2,898,414
---------------------------------------------------------------------------------------
OPERATING EXPENSES:
Salaries, wages and employees'
 benefits                                     2,041,590      1,848,548      1,844,664
Operating expenses and supplies                 490,772        446,872        459,404
Operating taxes and licenses                    100,602         94,082         96,097
Claims and insurance                             70,227         71,964         64,241
Depreciation and amortization                   110,310        103,856        108,225
Purchased transportation                        305,840        251,859        227,106
---------------------------------------------------------------------------------------
Total operating expenses                      3,119,341      2,817,181      2,799,737
---------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                          107,506         83,396         98,677
---------------------------------------------------------------------------------------

NONOPERATING (INCOME) EXPENSES:
Interest expense                                 15,303         11,685         13,546
Interest income                                  (1,207)        (1,123)        (1,057)
Other, net                                        4,131          3,285         (2,694)
---------------------------------------------------------------------------------------
Nonoperating expenses, net                       18,227         13,847          9,795
---------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS
 BEFORE INCOME TAXES                             89,279         69,549         88,882
INCOME TAX PROVISION                             38,364         29,472         36,142
---------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                50,915         40,077         52,740
---------------------------------------------------------------------------------------

Loss from discontinued operations, net             --          (68,746)          (305)
---------------------------------------------------------------------------------------
NET INCOME (LOSS)                           $    50,915    $   (28,669)   $    52,435
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING-BASIC          25,003         26,709         28,267
---------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING-DILUTED        25,168         26,920         28,695
---------------------------------------------------------------------------------------

BASIC EARNINGS (LOSS) PER SHARE:
Income from continuing operations           $      2.04    $      1.50    $      1.87
Loss from discontinued operations                  --            (2.57)          (.01)
---------------------------------------------------------------------------------------
Net income (loss)                           $      2.04    $     (1.07)   $      1.86
---------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
Income from continuing operations           $      2.02    $      1.49    $      1.84
Loss from discontinued operations                  --            (2.55)          (.01)
---------------------------------------------------------------------------------------
Net income (loss)                           $      2.02    $     (1.06)   $      1.83
---------------------------------------------------------------------------------------


               The notes to consolidated financial statements are
                     an integral part of these statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

      Yellow Corporation and Subsidiaries for the years ended December 31

                              AMOUNTS IN THOUSANDS

                                                         1999         1998         1997
==========================================================================================
OPERATING ACTIVITIES:
Net income (loss)                                     $  50,915    $ (28,669)   $  52,435
Noncash items included in net income (loss):
 Depreciation and amortization                          110,310      103,856      108,225
 Loss on discontinued operations                           --         68,746          305
 Deferred income tax provision                           11,106        5,638        5,496
Changes in assets and liabilities, net:
 Accounts receivable                                    (54,915)      (1,669)     (30,981)
 Accounts receivable securitizations, net                92,000       25,000      (27,000)
 Accounts payable and checks outstanding                (18,366)      (1,803)      13,478
 Other working capital items                             54,510      (22,112)      34,429
 Claims, insurance and other                              3,419        4,014      (31,737)
 Other, net                                               1,057        1,574       (4,666)
------------------------------------------------------------------------------------------
Net cash from operating activities                      250,036      154,575      119,984
------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Acquisition of property and equipment                  (159,275)    (111,466)    (109,027)
Proceeds from disposal of property and equipment         10,090       15,833       29,461
Purchase of Jevic Transportation, Inc.                 (164,507)        --           --
Net capital expenditures of discontinued operations        --          2,203      (11,426)
------------------------------------------------------------------------------------------
Net cash used in investing activities                  (313,692)     (93,430)     (90,992)
------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Unsecured bank credit lines, net                        100,000         --           --
Commercial paper, net                                      --           --        (11,832)
Repayment of long-term debt                             (25,564)      (7,575)     (18,644)
Proceeds from exercise of stock options, net              1,103        1,085        4,983
Treasury stock purchases                                (14,824)     (46,836)      (8,695)
------------------------------------------------------------------------------------------
Net cash from financing activities                       60,715      (53,326)     (34,188)
------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH                          (2,941)       7,819       (5,196)
CASH, BEGINNING OF YEAR                                  25,522       17,703       22,899
------------------------------------------------------------------------------------------
CASH, END OF YEAR                                     $  22,581    $  25,522    $  17,703
------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid (received), net                     $  16,447    $ (11,337)   $  30,299
------------------------------------------------------------------------------------------
Interest paid                                         $  14,569    $  11,410    $  12,274
------------------------------------------------------------------------------------------

               The notes to consolidated financial statements are
                     an integral part of these statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                       Yellow Corporation and Subsidiaries

                              AMOUNTS IN THOUSANDS


                                                                                                     Accumulated
                                                                                                           Other
                                                                   Common     Capital    Retained  Comprehensive     Treasury
                                                       Total        Stock     Surplus    Earnings         Income        Stock
=============================================================================================================================
BALANCE, DECEMBER 31, 1996                         $ 395,700    $  28,863   $   6,745   $ 379,496    $  (1,784)   $ (17,620)

Net income                                            52,435         --          --        52,435         --           --
Foreign currency translation adjustments                (447)        --          --          --           (447)        --
                                                     -------
Total comprehensive income                            51,988

Exercise of stock options, including tax benefits      7,452          421       7,031        --           --           --
Treasury stock purchases                              (9,386)        --          --          --           --         (9,386)
Other                                                     97            5          92        --           --           --
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                           445,851       29,289      13,868     431,931       (2,231)     (27,006)

Net loss                                             (28,669)        --          --       (28,669)        --           --
Foreign currency translation adjustments                (932)        --          --          --           (932)        --
                                                     -------
Total comprehensive loss                             (29,601)

Exercise of stock options, including tax benefits      1,005           60         945        --           --           --
Treasury stock purchases                             (46,145)        --          --          --           --        (46,145)
Other                                                    142            7         135        --           --           --
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                           371,252       29,356      14,948     403,262       (3,163)     (73,151)

Net income                                            50,915         --          --        50,915         --           --
Foreign currency translation adjustments                 841         --          --          --            841         --
                                                     -------
Total comprehensive income                            51,756

Exercise of stock options, including tax benefits      1,103           75       1,028        --           --           --
Treasury stock purchases                             (14,824)        --          --          --           --        (14,824)
Other                                                     93            6          87        --           --           --
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                         $ 409,380    $  29,437   $  16,063   $ 454,177    $  (2,322)   $ (87,975)
-----------------------------------------------------------------------------------------------------------------------------


               The notes to consolidated financial statements are
                      an integral part of these statements.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

PRINCIPLES OF CONSOLIDATION AND SUMMARY OF ACCOUNTING POLICIES

  The accompanying consolidated financial statements include the accounts of Yellow Corporation and its wholly-owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated in consolidation. Management makes estimates and assumptions which affect the amounts reported in the financial statements and footnotes. Actual results could differ from those estimates.
  The company provides transportation services primarily to the less-than-truckload (LTL) market throughout North America. Principal operating subsidiaries are Yellow Freight System, Inc. (Yellow Freight), Saia Motor Freight Line, Inc. (Saia), Jevic Transportation, Inc. (Jevic), WestEx, Inc. (WestEx), and Action Express, Inc. (Action Express).
  Major accounting policies and practices used in the preparation of the accompanying financial statements not covered in other notes to consolidated financial statements are as follows:

- Cash includes demand deposits and highly liquid investments purchased with original maturities of three months or less. All other investments, with maturities less than one year, are classified as short-term investments and are stated at cost which approximates market.

- Fuel is carried at average cost. The company primarily uses heating oil financial instruments to manage a portion of its exposure to fluctuating diesel prices. Under the agreements the company receives or makes payments based on the difference between a fixed and a variable price for heating oil. These agreements provide protection from rising fuel prices, but limit the ability to benefit from price decreases below the purchase price of the agreements. At December 31, 1999, the company had agreements for 40.7 million gallons at a cost averaging $.46 per gallon over the next 7 months, representing 44 percent of total anticipated fuel usage over the contract period. At December 31, 1998, the company had agreements on 163.8 million gallons at a cost averaging $.47 per gallon representing 75 percent of total anticipated fuel usage over the contract period. Based on quoted market prices, the fair value of the swaps and fixed purchase contracts was $6.7 million above and $14.1 million below its purchase price at December 31, 1999 and 1998. Gains and losses on the agreements are recognized as a component of fuel expense when the corresponding fuel is purchased. Hedge instruments are recorded at cost in fuel and operating supplies. This accounting is used for instruments designated as a hedge of anticipated fuel transactions. The effectiveness of the hedge is periodically evaluated. If the hedge is not highly effective or if the anticipated transaction is subsequently determined unlikely to occur, the unrealized gains and or losses accumulated are recognized immediately in earnings.

- The company has interest rate contracts with notional amounts totaling $13.7 million at December 31, 1999 to hedge a portion of its exposure to variable rate debt. There were no material unrealized gains or losses at December 31, 1999. These interest rate contracts were acquired in connection with the Jevic acquisition. The company had no interest rate contracts at December 31, 1998. The differentials to be received or paid under contracts designated as hedges are recognized as adjustments to interest expense over the life of the contract.

- The Financial Accounting Standards Board (FASB) issued Statement No.133, Accounting For Derivative Instruments and Hedging Activities subsequently amended by FASB Statement No.137 that will be effective for the company's fiscal year ended December 31, 2001. This statement establishes accounting and reporting standards requiring all derivative instruments to be recorded in the balance sheet at their fair value. The statement requires changes in a derivatives fair value to be recognized currently in earnings, except for special qualifying hedges for which gains and losses may offset the hedged item in the income statement. The company does not believe the impact of adoption of statement No.133 will be material to results of operations or financial position.

- Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the following service lives:

                                              Years
====================================================
Structures                                   10 - 40
Revenue equipment                             3 - 14
Technology equipment and software             3 -  5
Other                                         3 - 10









-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED

- Maintenance and repairs are charged to operations currently; replacements and improvements are capitalized. The gain or loss on dispositions is reflected in operating expenses and supplies. Net gains (losses) from operating property dispositions totaled ($0.3) million in 1999, $5.0 million in 1998 and $1.1 million in 1997.

- Goodwill at December 31, 1999 and 1998, net of accumulated amortization of $6.7 million and $4.5 million is being amortized over 20-40 years.

- The company's investment in technology equipment and software consists primarily of advanced customer service and freight management communications equipment and related software.

- Effective January 1, 1998, the company prospectively adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (the SOP). The statement requires capitalization of certain costs associated with developing or obtaining internal-use software, once the capitalization criteria of the SOP has been met.
  Capitalizable costs include external direct costs of materials and services utilized in developing or obtaining the software and, payroll and payroll-related costs for employees directly associated with the project. Prior to adoption of the standard, the company had capitalized only the external direct costs associated with internal-use software. For the years ended December 31, 1999 and 1998, the company capitalized $6.7 million and $5.1 million, respectively, primarily payroll-related costs incurred since
January 1, 1998, on eligible projects.

- Claims and insurance accruals, both current and long-term, reflect the estimated cost of claims for workers' compensation, cargo loss and damage, and bodily injury and property damage not covered by insurance. These costs are included in claims and insurance expense except for workers' compensation which is included in employees' benefits expense.
  Reserves for workers' compensation are primarily based upon actuarial analyses prepared by independent actuaries and are discounted to present value using a risk-free rate. The risk-free rate is the U.S. Treasury rate for maturities that match the expected pay-out of workers' compensation liabilities. The process of determining reserve requirements utilizes historical trends and involves an evaluation of claim frequency, severity and other factors. The effect of future inflation for costs is implicitly considered in the actuarial analyses. Adjustments to previously established reserves are included in operating results.
  At December 31, 1999 and 1998, estimated future payments for workers' compensation claims aggregated $112.9 million and $116.5 million. The present value of these estimated future payments was $96.1 million at December 31, 1999, and $99.7 million at December 31, 1998.

- Revenue is recognized on a percentage completion basis while expenses are recognized as incurred.

- The exercise of stock options under the company's various stock option plans gives rise to compensation included in the taxable income of the stock recipient and deducted by the company for federal and state income tax purposes. The compensation results from increases in the fair value of the company's common stock after the date of grant. The compensation is not recognized in expense in the accompanying financial statements. The related tax benefits increase capital surplus.

- Comprehensive income for the three years ended December 31, 1999 includes foreign currency translation adjustments which are net of tax expense (benefit) of $0.2 million in 1999, ($0.3) million in 1998 and ($0.2) million in 1997.

- Certain reclassifications have been made to the prior year consolidated financial statements to conform with current presentation.






-------------------------------------------------------------------------------

-------------------------------------------------------------------------------




DEBT AND FINANCING

  At December 31, debt consisted of the following (in thousands):


                                                                                                 1999         1998
====================================================================================================================
Unsecured bank revolver                                                                       $ 100,000    $      --
Medium term notes                                                                               113,000      114,000
Industrial development bonds                                                                     20,550       20,550
Subordinated debentures, interest rate of 7%, installment payments due from 2005 to 2011         16,111       21,700
Fixed rate mortgage notes, monthly principal and interest payments, final payment of $9,707
  due November 2009, interest rates ranging from 7.0% to 7.7%, collateralized by facilities      11,978           --
Variable rate term notes, monthly principal and interest payments, due through November
  2002 collateralized by revenue equipment                                                        8,603           --
Variable rate mortgage note, monthly principal and interest payments, final payment
  of $4,497 due November 2005, collateralized by facilities                                       5,283           --
Capital leases and other                                                                            882          815
--------------------------------------------------------------------------------------------------------------------
Total debt                                                                                      276,407      157,065
Current maturities                                                                                2,392           77
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                $ 274,015    $ 156,988
--------------------------------------------------------------------------------------------------------------------


  The company has a $300 million unsecured credit agreement with a group of banks which expires September 24, 2001. At December 31, 1999, $100 million in borrowings were outstanding, and $79 million of letters of credit had been issued under the agreement. There were no borrowings at December 31, 1998, but $49 million of letters of credit had been issued under the agreement. The agreement may be used for additional short-term borrowings and for the issuance of standby letters of credit. Interest on borrowings is based, at the company's option, at a fixed increment over the London interbank offered rate or the agent bank's base rate. Under the terms of the agreement among other restrictions, the company must maintain a minimum consolidated net worth and total debt must be no greater than a specified ratio of earnings before interest, income taxes, depreciation and amortization, as defined. At December 31, 1999 and 1998, the company was in compliance with all terms of this credit agreement.
  In 1999, the company renewed a $175 million, three year accounts receivable sales agreement with a bank, an increase from $150 million under the old agreement. The agreement involves the sale of accounts receivable to the company's wholly owned, special purpose corporation (SPC). The SPC in turn sells an undivided interest in a revolving pool of eligible receivables as funding is required. Under terms of the agreement, the SPC's assets are available to satisfy its obligations prior to any distribution to its shareholders. The company maintains responsibility for processing and collecting all receivables. Accounts receivable at December 31, 1999 and 1998, are net of $135 million and $43 million of receivables sold. Other, net non-operating expense includes costs in lieu of interest of $6.1 million, $2.9 million and $2.5 million associated with this agreement in 1999, 1998 and 1997.
  The company maintains financing flexibility under the credit agreement and the accounts receivable sales agreement. Medium term notes maturing within one year, and intended to be refinanced, are classified as long-term. Medium term notes have scheduled maturities through 2008 with interest rates ranging from 5.7 percent to 8.8 percent.
  The company has loan guarantees, mortgages and lease contracts in connection with the issuance of industrial development bonds used to acquire, construct or expand terminal facilities. Interest rates on some issues are variable. Rates on these bonds and other debt currently range from 3.9 percent to 7.7 percent, with principal payments due through 2020.
  The company has interest rate swap agreements with two separate banks for the variable rate term notes and the variable rate mortgage note presented in the above table. The swaps coincide with the principle payment schedules on these obligations and are designed to hedge against future changes in interest rates.
  The principal maturities of long-term debt for the next five years (in thousands) are as follows: 2000 - $2,392,2001 - $136,800,2002 - $28,051,2003 -
$24,626,2004 - $16,406, thereafter $68,132.
  Based on the borrowing rates currently available to the company for debt with similar terms and remaining maturities, the fair value of total debt at December 31, 1999 and 1998, was approximately $277 million and $167 million.









-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED

EMPLOYEE BENEFITS
  Certain subsidiaries provide defined benefit pension plans for employees not covered by collective bargaining agreements (approximately 14 percent of total employees). The benefits are based on years of service and the employees' final average earnings. The company's funding policy is to contribute the minimum required tax deductible contribution for the year while taking into consideration any variable Pension Benefit Guarantee Corporation premium. Approximately 40 percent of the plans' assets consist of fixed income securities and 50 percent are invested in U.S. equities. Approximately 10 percent is invested in international equities.
  Effective January 1, 2000, the Board of Directors adopted an amendment to the pension plan that provides for the payment of unreduced benefits, at early retirement, for a participant whose combination of age and vested service equals 85 years or greater.
  The company adopted Financial Accounting Standards Board Statement No. 132 Employer's Disclosure About Pensions and Other Post Retirement Benefits in
1998. The statement standardizes the disclosure requirements for pensions and other post retirement benefits.
  The following tables set forth the plans' funded status and components of net pension cost (in thousands):


                                                      1999           1998
===============================================================================
Change in benefit obligation:
Benefit obligation at beginning of year            $ 253,443      $ 221,360
Service cost                                           9,782          8,100
Interest cost                                         17,981         16,357
Plan amendment                                        13,480           --
Actuarial (gain) loss                                (26,335)        16,874
Benefits paid                                         (9,484)        (9,248)
-------------------------------------------------------------------------------
Benefit obligation at end of year                  $ 258,867      $ 253,443
-------------------------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year     $ 224,744      $ 189,677
Actual return on plan assets                          39,418         29,396
Employer contributions                                 3,042         14,919
Benefits paid                                         (9,484)        (9,248)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year           $ 257,720      $ 224,744
-------------------------------------------------------------------------------

Funded status                                      $  (1,147)     $ (28,699)
Unrecognized transition asset                         (8,507)       (10,895)
Unrecognized net actuarial gain                      (62,400)       (17,275)
Unrecognized prior service cost                       14,199            779
-------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                     $ (57,855)     $ (56,090)
-------------------------------------------------------------------------------








-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



                                                        1999          1998           1997
===========================================================================================
Net pension cost:
Service cost - benefits earned during the period     $  9,782       $  8,100       $  7,415
Interest cost on projected benefit obligation          17,981         16,357         15,171
Actual return on plan assets                          (31,720)       (29,396)       (32,338)
Amortization of unrecognized net assets                (1,799)        (2,367)        (2,372)
Net deferral                                           15,409         15,541         19,930
-------------------------------------------------------------------------------------------
Net pension cost                                     $  9,653       $  8,235       $  7,806
-------------------------------------------------------------------------------------------
Weighted average assumptions at December 31:
Discount rate                                             7.8%           6.8%           7.3%
Rate of increase in compensation levels                   4.5%           3.5%           4.0%
Expected rate of return on assets                         9.0%           9.0%           9.0%



  The company contributes to multi-employer health, welfare and pension plans for employees covered by collective bargaining agreements (approximately two thirds of total employees). The health and welfare plans provide health care and disability benefits to active employees and retirees. The pension plans provide defined benefits to retired participants. The company charged to expense and contributed the following amounts to these plans (in thousands):

                          1999            1998            1997
================================================================
Health and welfare      $ 141,884      $ 141,448       $ 141,817
Pension                   151,964        142,733         143,529
----------------------------------------------------------------
Total                   $ 293,848      $ 284,181       $ 285,346
----------------------------------------------------------------

  Under current legislation regarding multi-employer pension plans, a termination, withdrawal or partial withdrawal from any multi-employer plan that is in an under-funded status would render the company liable for a proportionate share of such multi-employer plans' unfunded vested liabilities. This potential unfunded pension liability also applies to the company's unionized competitors who contribute to multi-employer plans. Based on the limited information available from plan administrators, which the company cannot independently validate, the company believes that its portion of the contingent liability would be material to its financial position and results of operations. The company's unionized subsidiary has no intention of taking any action that would subject the company to obligations under the legislation.
  The company's employees covered under collective bargaining agreements can also participate in a contributory 401(k) plan. There are no employer contributions to this plan.
  Certain subsidiaries also sponsor defined contribution plans, primarily for employees not covered by collective bargaining agreements. The plans principally consist of contributory 401(k) savings plans and noncontributory profit sharing plans. Company contributions to the 401(k) savings plans consist of both a fixed matching percentage and a discretionary amount. The nondiscretionary company match is equal to 25 percent of the first six percent of an eligible employees contributions. The company's discretionary contributions for both the 401(k) savings plan and profit sharing plans are determined annually by the Board of Directors of each participating company. Contributions for each of the three years in the period ended December 31, 1999, were not material to the operations of the company.
  The company and its operating subsidiaries each provide annual performance incentive awards to nonunion employees which are based primarily on actual operating results achieved compared to targeted operating results. Operating results in 1999, 1998 and 1997 include performance incentive accruals for nonunion employees of $33.1 million, $8.8 million and $25.9 million. Performance incentive awards for a year are primarily paid in the first quarter of the following year.







-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED

STOCK OPTIONS
  The company has reserved 4.2 million shares of its common stock for issuance to key management personnel of the company and its operating subsidiaries under four stock option plans. The plans permit two types of awards: grants of nonqualified stock options and grants of stock options coupled with a grant of stock appreciation rights. The 1992 plan also permits grants of restricted stock awards.
  Under the plans, the exercise price of each option equals the market price of the company's common stock on the date of grant and the options expire ten years from the date of grant. The options vest ratably, generally over a period of four years.
  In addition, the company has reserved 100,000 shares of its common stock for issuance to its Board of Directors.
  The company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its plans. No significant compensation cost was recognized in any of the three years ended December 31, 1999. The table below presents unaudited pro forma net income (loss) and earnings (loss) per share, had compensation costs been recognized in accordance with Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. The unaudited pro forma calculations, were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                      1999      1998       1997
================================================================================
Dividend yield                                            -%        -%        -%
Expected volatility                                    40.4%     34.8%     36.6%
Risk-free interest rate                                 5.9%      5.5%      6.1%
Expected option life (years)                              3         3         3
Fair value per option                                $ 5.42   $  5.59    $ 6.98

--------------------------------------------------------------------------------

(In millions except per share data)

Net income (loss)                                    $ 50.9   $ (28.7)   $ 52.4
Pro forma compensation expense, net of tax benefit      2.1       2.7       2.0
--------------------------------------------------------------------------------
Pro forma net income (loss)                          $ 48.8   $ (31.4)   $ 50.4
--------------------------------------------------------------------------------
Pro forma earnings (loss) per share - diluted        $ 1.94   $ (1.17)   $ 1.76
--------------------------------------------------------------------------------








--------------------------------------------------------------------------------

--------------------------------------------------------------------------------






  At December 31, 1999, 1998, and 1997 options on approximately 1,283,000 shares, 675,000 shares and 50,000 shares, respectively were exercisable at weighted average exercise prices of $17.18, $17.12, and $14.88, respectively. The weighted average remaining contract life on outstanding options at December 31, 1999, 1998 and 1997 was 5.7 years, 8.4 years and 9.0 years. A summary of activity in the company's stock option plans is presented below.

                                                        Exercise Price
                                               -----------------------------
                                    Shares     Weighted
                                (thousands)     Average                Range
============================================================================
Outstanding at December 31, 1996     1,510     $  12.24     $  11.63 - 14.00
Granted                              1,386        21.73        14.38 - 27.00
Exercised                             (421)       12.10        11.63 - 20.63
Cancelled                             (100)       13.56        12.25 - 24.05
----------------------------------------------------------------------------
Outstanding at December 31, 1997     2,375        17.75        11.63 - 27.00
Granted                                873        18.57        11.50 - 21.06
Exercised                              (60)       14.11        12.25 - 17.00
Cancelled                             (135)       16.84        12.25 - 27.00
----------------------------------------------------------------------------
Outstanding at December 31, 1998     3,053        18.10        11.50 - 27.00
Granted                                751        15.97        15.00 - 18.13
Exercised                             (595)       13.28        12.25 - 17.13
Cancelled                              (75)       19.71        12.25 - 27.00
----------------------------------------------------------------------------
Outstanding at December 31, 1999     3,134     $  17.44     $  11.50 - 27.00
----------------------------------------------------------------------------

ACQUISITION
  On July 9, 1999 the company completed a cash tender offer for all of the common stock of Jevic Transportation, Inc. at $14 per share. The transaction was accounted for as a purchase. The aggregate purchase price of the stock, including vested stock options and transaction costs was approximately $160.8 million, net of an anticipated $4.3 million tax benefit relating to the cost of the stock options. Transaction costs relate primarily to legal and professional fees (in millions).

Purchase Price:
Common Stock purchased                                              $  149.9
Stock options, net of tax benefit                                        7.0
Transaction fees                                                         3.9
----------------------------------------------------------------------------
Total                                                               $  160.8
----------------------------------------------------------------------------









----------------------------------------------------------------------------

----------------------------------------------------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED


  Including assumption of debt of approximately $45 million, the total transaction cost was approximately $200 million. The transaction was accounted for under purchase accounting and the excess of purchase price over fair value of assets acquired was allocated to goodwill and is being amortized over 40 years. Accordingly, the results of Jevic's operations have been included in the company's financial statements for the period from July 10, 1999 through December 31, 1999. The acquisition was financed under the company's existing credit facilities.
  The following unaudited pro forma financial information for the company gives effect to the Jevic acquisition as if it had occurred on January 1, 1998. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future. (Pro forma financial information is in millions except per share data.)

                                                       For the Years Ended
                                                               December 31
                                                  ------------------------
                                                       1999           1998
==========================================================================
                                                        (unaudited)

Revenue                                           $ 3,366.1      $ 3,126.7
Income from continuing operations                 $    52.2      $    41.4
Net income (loss)                                 $    52.2      $   (27.3)
--------------------------------------------------------------------------


Per Share Data:
Income from continuing operations                 $    2.08      $    1.54
Net income (loss)                                 $    2.08      $   (1.02)



DISCONTINUED OPERATIONS
  On June 1, 1998 the company reached agreement in principal to sell Preston Trucking Company, Inc. (Preston Trucking) a regional LTL segment to a management group of three senior officers of Preston Trucking. Preston Trucking was a regional carrier serving the Northeast, Mid Atlantic, and Central States. Substantially all assets of Preston Trucking were sold and substantially all liabilities were assumed by the management group. Total assets and liabilities of Preston Trucking at July 15, 1998 (the closing date of the sale) were approximately $149.0 million and $62.1 million respectively. The equity consideration received by the company for Preston's net assets was $100 and Preston retained approximately $4 million of industrial revenue bond debt. The sale resulted in a noncash charge of $63.6 million net of anticipated tax benefits of approximately $28.0 million which has been reflected as discontinued operations in the consolidated statements of operation in 1998. No interest charges have been allocated to discontinued operations and the company does not anticipate any material change in the loss from disposition of the discontinued operations.
  In July 1999, Preston Trucking ceased operations and has commenced a liquidation of its assets under federal bankruptcy regulations.
  The results of Preston Trucking have been classified as discontinued operations in the consolidated financial statements. Revenue of Preston Trucking for fiscal 1998 through the sale date was $211.5 million. Preston Trucking had revenue of $450.5 million in fiscal 1997. Loss from operation of discontinued operations was $5.1 million, and $0.3 million, for fiscal 1998 and 1997 and is net of income tax expense (benefit) of $(2.8) million, and $0.6 million for fiscal 1998 and 1997. Basic and diluted loss per share from operation of discontinued operations was $.19 in 1998. Basic loss per share from disposal of discontinued operations was $2.38 in 1998 and diluted loss per share was $2.36.





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                                       22

-----------------------------------------------------------------------------



INCOME TAXES
  The company accounts for income taxes in accordance with the liability method. Deferred income taxes are determined based upon the difference between the book and the tax basis of the company's assets and liabilities. Deferred taxes are provided at the enacted tax rates expected to be in effect when these differences reverse. Deferred tax liabilities (assets) are comprised of the following at December 31 (in thousands):

                                       1999           1998
==========================================================
Depreciation                      $ 122,947      $  93,146
Prepaids                             13,864         13,340
Employee benefits                    34,375         34,965
Revenue                              23,141         22,078
Other                                   964          1,977
----------------------------------------------------------
Gross tax liabilities               195,291        165,506
----------------------------------------------------------
Claims and insurance                (67,311)       (64,570)
Bad debts                            (5,606)        (3,668)
Employee benefits                   (18,912)       (18,540)
Revenue                             (14,730)       (16,019)
Other                                (7,024)        (7,517)
----------------------------------------------------------
Gross tax assets                   (113,583)      (110,314)
----------------------------------------------------------
Net tax liability                 $  81,708      $  55,192
----------------------------------------------------------

  A reconciliation between income taxes at the federal statutory rate (35%) and the consolidated provision from continuing operations follows (in thousands):



                                           1999           1998           1997
==============================================================================
Provision at federal statutory rate    $ 31,248       $ 24,342       $ 31,109
State income taxes, net                   2,989          2,510          2,641
Nondeductible goodwill                      669            297            297
Nondeductible business expenses           2,883          2,130          2,152
Foreign tax rate differential               631            332            599
Repatriation of Canadian earnings, net       --             --            400
Other, net                                  (56)          (139)        (1,056)
-----------------------------------------------------------------------------
Income tax provision                   $ 38,364       $ 29,472       $ 36,142
-----------------------------------------------------------------------------
Effective tax rate                         43.0%          42.4%          40.7%
-----------------------------------------------------------------------------








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                                       23

-------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED

  The income tax provision from continuing operations consists of the following (in thousands):

                                              1999          1998          1997
===============================================================================
Current:
  U.S. federal                            $ 23,554      $ 18,539      $ 23,257
  State                                      4,158         4,180         5,039
  Foreign                                     (454)        1,115         2,350
-------------------------------------------------------------------------------
Current income tax provision                27,258        23,834        30,646
-------------------------------------------------------------------------------
Deferred:
  U.S. federal                               9,182         5,990         6,472
  State                                        822          (426)         (976)
  Foreign                                    1,102            74            --
-------------------------------------------------------------------------------
Deferred income tax provision               11,106         5,638         5,496
-------------------------------------------------------------------------------
Income tax provision                      $ 38,364      $ 29,472      $ 36,142
-------------------------------------------------------------------------------
Based on the income before income taxes:
  Domestic                                $ 89,269      $ 67,100      $ 83,879
  Foreign                                       10         2,449         5,003
-------------------------------------------------------------------------------
Income before income taxes                $ 89,279      $ 69,549      $ 88,882
-------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE
  The following reconciles basic to diluted earnings per share (amounts in thousands except per share data):

                                   Continuing Operations Discontinued Operations
--------------------------------------------------------------------------------
                             Average
                         Incremental             Earnings                  Loss
                              Shares  Earnings  Per Share        Loss Per Share
================================================================================
1997
Basic                         28,267  $ 52,740     $ 1.87   $    (305)  $  (.01)
Effect of dilutive options       428        --       (.03)         --        --
--------------------------------------------------------------------------------
Diluted                       28,695  $ 52,740     $ 1.84   $    (305)  $  (.01)
--------------------------------------------------------------------------------

1998
Basic                         26,709  $ 40,077     $ 1.50   $ (68,746)  $ (2.57)
Effect of dilutive options       211        --       (.01)         --       .02
--------------------------------------------------------------------------------
Diluted                       26,920  $ 40,077     $ 1.49   $ (68,746)  $ (2.55)
--------------------------------------------------------------------------------

1999
Basic                         25,003  $ 50,915     $ 2.04   $      --   $    --
Effect of dilutive options       165        --       (.02)         --        --
--------------------------------------------------------------------------------
Diluted                       25,168  $ 50,915     $ 2.02   $      --   $    --
--------------------------------------------------------------------------------






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                                       24

  The impacts of certain options were excluded from the calculation of diluted earnings per share because average exercise prices were greater than the average market price of common shares. Data regarding those options is summarized below:

                                                        1999      1998      1997
--------------------------------------------------------------------------------
Weighted average shares outstanding (in thousands)     1,666     1,204       331
Weighted average exercise price                    $ 21 7/16   $    23  $ 24 1/4

BUSINESS SEGMENTS
  The company adopted FASB Statement No.131,Disclosures about Segments of an Enterprise and Related Information, in first quarter 1998.This statement requires the company report financial and descriptive information about its reportable operating segments, on a basis consistent with that used internally for evaluating segment performance and allocating resources to segments.
  The company has three reportable segments that are strategic business units offering different products and services. Yellow Freight, a national carrier is a reportable segment that provides comprehensive national LTL service as well as international service to Mexico, Canada and, via alliances, Europe, the Asia/Pacific region, South America and Central America. Saia, a regional LTL carrier is a reportable segment that provides overnight and second-day service in twelve southeastern states and Puerto Rico. Jevic, a reportable segment operating primarily in the Northeast, is a hybrid LTL/TL carrier that provides overnight and second-day service.
  The segments are managed separately because each requires different operating, technology and marketing strategies. The company evaluates performance primarily on operating income and return on capital.
  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company also charges a tradename fee to Yellow Freight (1% of revenue) for use of the company's trademark. Interest and intersegment transactions are recorded at current market rates. Management fees and other corporate services are charged to segments based on direct benefit received or allocated based on revenues. Income taxes are allocated in accordance with a tax sharing agreement in proportion to each segment's contribution to the parent's consolidated tax status.










-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Yellow Corporation and Subsidiaries

                                    CONTINUED

  The following table summarizes the company's continuing operations by business segment (in thousands):


                                                                   Corporate
                              Yellow Freight      Saia      Jevic  and Other  Consolidated
==========================================================================================
1999
Operating revenue                 $2,611,580  $349,259   $137,875   $128,133    $3,226,847
Income (loss) from operations         85,412    16,824     10,074     (4,804)      107,506
Identifiable assets                  743,681   228,653    257,099     96,150     1,325,583
Capital expenditures, net             76,882    31,062     14,032    191,716(*)    313,692
Depreciation and amortization         67,806    17,874     10,898     13,732       110,310
------------------------------------------------------------------------------------------

1998
Operating revenue                 $2,492,617  $340,078   $    N/A   $ 67,882    $2,900,577
Income (loss) from operations         66,883    24,724        N/A     (8,211)       83,396
Identifiable assets                  817,239   210,612        N/A     77,834     1,105,685
Capital expenditures, net             36,431    42,089        N/A     17,113        95,633
Depreciation and amortization         74,659    17,259        N/A     11,938       103,856
------------------------------------------------------------------------------------------

1997
Operating revenue                 $2,538,219  $311,167   $    N/A   $ 49,028    $2,898,414
Income (loss) from operations         82,728    19,600        N/A     (3,651)       98,677
Identifiable assets                  959,034   180,994        N/A    130,784     1,270,812
Capital expenditures, net             38,942    26,742        N/A     13,882        79,566
Depreciation and amortization         81,842    14,980        N/A     11,403       108,225

(*) Includes capital expenditures of $164.5 million for the acquisition of Jevic.

  Total revenue from foreign sources totaled $21.4 million, $20.3 million, and $23.7 million in 1999,1998 and 1997 respectively and are largely derived from Canada and Mexico.









-------------------------------------------------------------------------------

COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES


  The company leases certain terminals and equipment. At December 31,1999,the company was committed under non-cancelable lease agreements requiring minimum annual rentals payable as follows: 2000 - $29.6 million, 2001 - $21.7 million, 2002 - $15.0 million, 2003 - $7.6 million, 2004 - $4.8 million and thereafter, $10.9 million.
  Projected 2000 net capital expenditures are $177 million, of which $53 million was committed at December 31,1999.
  Various claims and legal actions are pending against the company. It is the opinion of management that these matters will have no significant impact upon the financial position or results of operations of the company.
  The company's Board of Directors authorized the repurchase of shares of the company's outstanding common stock with an aggregate purchase price of up to $25 million, the third $25 million share repurchase authorized since December
1997. As of December 31,1999 the company repurchased 3.8 million shares under these programs and had $4.6 million remaining in stock buy back authorization. Due to the acquisition of Jevic and other internal investment opportunities, the company has suspended this program.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF YELLOW CORPORATION:

  We have audited the accompanying consolidated balance sheets of Yellow Corporation (a Delaware corporation) and Subsidiaries as of December 31,1999 and 1998,and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31,1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yellow Corporation and Subsidiaries as of December 31, 1999 and 1998,and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Kansas City, Missouri - January 26, 2000





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                                       27

-------------------------------------------------------------------------------

                           SUPPLEMENTARY INFORMATION

                       Yellow Corporation and Subsidiaries

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(Amounts in thousands except per share data)



                                        First       Second        Third       Fourth
                                      Quarter      Quarter      Quarter      Quarter
====================================================================================
1999                                       (b)          (b)        (a,b)       (a,b)
Operating revenue                    $ 727,498    $ 756,056   $  860,983   $ 882,310
Income from operations                  11,752       24,278       33,892      37,583
Net income                               4,775       12,958       15,911      17,271
Diluted earnings per share                 .19          .52          .64         .69

1998
Operating revenue                    $ 692,460    $ 727,419   $  744,873   $ 735,825
Income from operations                   8,909       25,184       26,440      22,863
Income from continuing operations        3,763       12,279       13,545      10,490
Loss from discontinued operations       (4,410)     (62,336)          --      (2,000)
Net income (loss)                         (647)     (50,057)      13,545       8,490
Diluted earnings (loss) per share:
  From continuing operations               .13          .45          .52         .41
  From discontinued operations            (.15)       (2.27)         .00        (.08)

(a) In July 1999,the company acquired Jevic Transportation, Inc. The results of operations include Jevic from the acquisition date.

(b) In 1998,the company sold Preston Trucking Company, Inc. All selected financial data have been restated to disclose Preston Trucking as discontinued operations.

COMMON STOCK

  Yellow Corporation's stock is held by approximately 2,600 shareholders of record. The company's only class of stock outstanding is common stock, traded in over-the-counter markets. Trading activity averaged 114,473 shares per day during the year, down from 320,263 shares per day in 1998. Prices are quoted by the National Association of Securities Dealers Automatic Quotation National Market System (NASDAQ-NMS) under the symbol YELL.
  The high and low prices at which Yellow Corporation common stock traded for each calendar quarter in 1999 and 1998 follow:

                               High             Low
======================================================
1999
------------------------------------------------------
March 31                      19   5/8        16   1/2
June 30                       18  3/16        15
September 30                  18 11/16        14   3/8
December 31                   18   1/8        14  7/16

1998
------------------------------------------------------
March 31                      29   7/8        17  7/16
June 30                       20   5/8        17   1/8
September 30                  18 13/16        11   1/4
December 31                   19   5/8         9 11/16








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                                       28

                             YELLOW CORPORATION (R)

-------------------------------------------------------------------------------

                                SENIOR OFFICERS

YELLOW  CORPORATION

WILLIAM D. ZOLLARS
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER

WILLIAM F. MARTIN, JR.
SENIOR VICE PRESIDENT
LEGAL/CORPORATE SECRETARY

H.A. TRUCKSESS, III
PRESIDENT REGIONAL TRANSPORTATION GROUP

HIRAM A. COX
SENIOR VICE PRESIDENT
FINANCE/CHIEF FINANCIAL OFFICER AND TREASURER



NATIONAL TRANSPORTATION GROUP:


YELLOW FREIGHT SYSTEM, INC.

WILLIAM D. ZOLLARS
PRESIDENT



YELLOW  TECHNOLOGIES, INC.

LYNN M. CADDELL
PRESIDENT


YCS INTERNATIONAL, INC.

PETER BROWN
PRESIDENT



REGIONAL TRANSPORTATION GROUP:


SAIA MOTOR FREIGHT LINE, INC.

RICHARD D. O'DELL
PRESIDENT


JEVIC TRANSPORTATION, INC.

PAUL J. KARVOIS
PRESIDENT


WESTEX, INC.

J. KEVIN GRIMSLEY
PRESIDENT


ACTION  EXPRESS, INC.

DANIEL C. FULKERSON
PRESIDENT





-------------------------------------------------------------------------------

                             YELLOW CORPORATION [logo](R)

-------------------------------------------------------------------------------

                               BOARD OF DIRECTORS

                                    [PHOTO]

WILLIAM D. ZOLLARS
DIRECTOR SINCE 1999
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

KLAUS E. AGTHE (3.)
DIRECTOR SINCE 1984
RETIRED DIRECTOR AND
NORTH AMERICAN LIAISON,
THE VIAG GROUP

CASSANDRA C. CARR (2.(*))
DIRECTOR SINCE 1997
SENIOR EXECUTIVE VICE PRESIDENT
EXTERNAL AFFAIRS,
SBC COMMUNICATIONS,INC.

HOWARD M. DEAN (2.,3.)
DIRECTOR SINCE 1987
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER,
DEAN FOODS COMPANY

RONALD T. LEMAY (1.(*))
DIRECTOR SINCE 1994
PRESIDENT, DIRECTOR AND
CHIEF OPERATING OFFICER,
SPRINT CORPORATION

JOHN C. MCKELVEY (1.)
DIRECTOR SINCE 1977
RETIRED PRESIDENT AND
CHIEF EXECUTIVE OFFICER,
MIDWEST RESEARCH INSTITUTE

WILLIAM L. TRUBECK (2.)
DIRECTOR SINCE 1994
SENIOR VICE PRESIDENT-FINANCE
AND CHIEF FINANCIAL OFFICER,
INTERNATIONAL MULTIFOODS,INC.

CARL W. VOGT (1.,3.(*))
DIRECTOR SINCE 1996
PRESIDENT (INTERIM) WILLIAMS
COLLEGE AND SENIOR PARTNER,
FULBRIGHT & JAWORSKI, L.L.P.

WILLIAM F. MARTIN, JR.
SECRETARY TO THE BOARD

LEFT TO RIGHT: RONALD T. LEMAY,
KLAUS E.AGTHE, JOHN C. MCKELVEY,
CARL W. VOGT, CASSANDRA C. CARR,
WILLIAM L. TRUBECK, HOWARD M.
DEAN, WILLIAM D. ZOLLARS

1.  AUDIT COMMITTEE

2.  COMPENSATION COMMITTEE

3.  GOVERNANCE COMMITTEE

(*) COMMITTEE CHAIRMAN








-------------------------------------------------------------------------------

                             YELLOW CORPORATION [logo](R)

-------------------------------------------------------------------------------

                                  INFORMATION


YELLOW  CORPORATION
P.O. BOX 7563
OVERLAND PARK, KS  66207
913-696-6100
HTTP://WWW.YELLOWCORP.COM

INDEPENDENT  PUBLIC  ACCOUNTANTS
ARTHUR ANDERSEN LLP
KANSAS CITY, MO

TRANSFER  AGENT  AND  REGISTRAR
CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
P.O. BOX 3315
SO. HACKENSACK, NJ  07606
800-851-9677
HTTP://WWW.CHASEMELLON.COM

ANNUAL  MEETING
APRIL 20TH AT 9:30 A.M.
YELLOW CORPORATION
10990 ROE AVENUE
OVERLAND PARK, KS  66211

10-K REPORT
PLEASE WRITE TO: TREASURER, YELLOW CORPORATION
OR SEE OUR WEB SITE








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                                       31